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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 3
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                FEMRX, INC.
                         (Name of Subject Company)

                          ET/FM ACQUISITION CORP.
                               ETHICON, INC.
                             JOHNSON & JOHNSON
                                 (Bidders)

                  Common Stock, Par Value $.001 Per Share
                       (Title of Class of Securities)

                                314463 10 0
                   (CUSIP Number of Class of Securities)

                          Philip P. Crowley, Esq.
                          ET/FM Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


                             (Final Amendment)

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


          This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1, as amended by Amendment No. 1 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1 and 2 thereto, originally filed with the Securities and Exchange Commission on October 9, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by Johnson & Johnson, a New Jersey corporation ("Parent"), ET/FM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and Ethicon, Inc., a New Jersey corporation and a wholly owned subsidiary of Parent ("Ethicon"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of FemRx, Inc., a Delaware corporation (the "Company"), at $2.35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Item 10 of the Schedule 14D-1 & Schedule 13D is hereby amended and supplemented by adding the following language thereto:

          On November 9, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

          (a)(10) Text of Press Release dated November 9, 1998, issued by Parent.


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


                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1998


                              ET/FM ACQUISITION CORP.


                              By:   /s/ Philip P. Crowley
                                  ---------------------------
                                  Name:  Philip P. Crowley
                                  Title: Vice President


                              ETHICON, INC.


                              By:   /s/ Philip P. Crowley
                                  ---------------------------
                                  Name:  Philip P. Crowley
                                  Title: Secretary


                              JOHNSON & JOHNSON


                              By:   /s/ Philip P. Crowley
                                  ---------------------------
                                  Name:  Philip P. Crowley
                                  Title: Assistant Secretary


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


                        EXHIBIT INDEX


Exhibit           Exhibit Name                              Page No.
Number

*(a)(1)    Offer to Purchase.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice Of Guaranteed Delivery.
*(a)(4)    Letter to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6)    Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form
           W-9.
*(a)(7)    Form of Summary Advertisement dated October
           9, 1998.
*(a)(8)    Text of Joint Press Release dated October 5,
           1998, issued by the Company and Parent.
*(a)(9) Schedule of Directors and Executive Officers of Ethicon, Inc.
 (a)(10)   Text of Press Release dated November 9,
           1998, issued by Parent.
 (b)       None.
*(c)(1) Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and the Company.
*(c)(2) Stockholder Agreement dated as of October 3, 1998, among Parent, the Purchaser and certain stockholders of the Company.
*(c)(3)    Letter regarding continued employment dated
           October 1, 1998, between Andrew M. Thompson and Ethicon, Inc.
*(c)(4)    Letter regarding continued employment dated
           October 1, 1998, between George M. Savage,
           M.D., and Ethicon, Inc.
*(c)(5)    Loan and Security Agreement dated as of
           October 30, 1998, by and between the Purchaser and the Company.
(d)        None.
(e)        Not applicable.
(f)        None.

--------------------
*Previously filed.


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


                                              EXHIBIT (a)(10)

                                            JOHNSON & JOHNSON
                                      NEW BRUNSWICK, NJ 08933



Contact:  Robert V. Andrews - Media Relations
          (732) 524-3348

          Helen E. Short - Investor Relations
          (732) 524-6491


                                        FOR IMMEDIATE RELEASE


                 Johnson & Johnson Announces
        Completion of Its Tender Offer for FemRx, Inc.


          New Brunswick, NJ (Nov. 9, 1998) -- Johnson & Johnson (NYSE: JNJ) announced today that it has accepted for payment 8,736,973 shares of common stock of FemRx, Inc. (Nasdaq: FMRX), representing approximately 93% of the outstanding FemRx shares, at $2.35 per share in accord with its tender offer for all outstanding FemRx shares. The tender offer expired at 12:00 midnight, New York City time, on Friday, November 6, 1998.

          Johnson & Johnson intends to promptly merge ET/FM Acquisition Corp., a wholly owned subsidiary of Johnson & Johnson, with and into FemRx in accord with Delaware's short-form merger provisions. As a result of the merger, FemRx will become a direct, wholly owned subsidiary of Johnson & Johnson and each remaining outstanding FemRx share will be converted, subject to appraisal rights, into the right to receive $2.35 in cash, without interest.

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